Exhibit 99.2

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000.  Amended 30/9/2001, 24/10/2005.

Name of entity
GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended (“current quarter”)
17 009 212 328	30 JUNE 2013

Consolidated statement of cash flows

			Current quarter (June 2013) A$	Year to date (twelve months) A$
		Cash flows related to operating activities
1.1		Receipts from customers	1,776,258	8,287,580
1.2	Payments for	(a) staff costs	(1,821,939)	(7,740,054)
		(b) advertising and marketing	(247,868)	(831,868)
		(c) research and development	—	(41,197)
		(d) leased assets	—	—
		(e) other working capital	(1,148,659)	(7,071,188)
1.3		Dividends received	—	—
1.4		Interest and items of a similar nature received	49,534	275,389
1.5		Interest and other costs of finance paid	(10,687)	(38,557)
1.6		Income taxes paid	—	—
1.7		Grant and other income	—	—
		Net operating cash flows	(1,403,361)	(7,159,895)

+ See chapter 19 for defined terms.

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Consolidated statement of cash flows (cont.)

		Current quarter (June 2013) A$	Year to date (twelve months) A$
1.8	Net operating cash flows (carried forward)	(1,403,361)	(7,159,895)
	Cash flows related to investing activities
1.9	Payment for the acquisition of:
	a) businesses (item 5)	—	—
	b) equity investments	—	—
	c) intellectual property	—	—
	d) physical non-current assets	(11,837)	(53,611)
	e) other non-current assets	—	—
1.10	Proceeds from the disposal of:
	a) businesses (item 5)	—	—
	b) equity investments	—	46,951
	c) intellectual property	—	—
	d) physical non-current assets	—	—
	e) joint venture interest	—	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities (refer note below)	—	—
1.13	Other (provide details if material)	(18,626)	(18,626)
	Net investing cash flows	(30,463)	(24,085)
1.14	Total operating and investing cash flows	(1,433,824)	(7,183,980)
	Cash flows related to financing activities
1.15	Net proceeds from the issue of shares	—	481,500
1.16	Equity transaction costs	(32,751)	(315,995)
1.17	Net proceeds from borrowings	—	—
1.18	Advances to third parties	(7,126)	(173,193)
1.19	Dividends paid	—	—
1.20	Repayment of finance lease principal	—	(17,748)
	Net financing cash flows	(39,877)	(25,436)
	Net increase / (decrease) in cash held	(1,473,701)	(7,209,416)
1.21	Cash at beginning of quarter / year to date	3,142,555	8,900,235
1.22	Exchange rate adjustments	52,439	30,474
1.23	Cash at end of quarter	1,721,293	1,721,293

+ See chapter 19 for defined terms.

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A

1.24	Aggregate amount of payments to the parties included in item 1.2	159,283

1.25	Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions

The amount included at Item 1.24 includes $63,978 paid to Directors during the quarter in respect of fees and superannuation. The amount also includes $95,305 in consulting fees paid to a former Director and substantial shareholder in respect of services rendered to the Company by that individual.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None during the quarter under review

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None during the quarter under review

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A

3.1	Loan facilities	—	—

3.2	Credit standby arrangements Hire purchase facility	2,500,000	—

+ See chapter 19 for defined terms.

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Reconciliation of cash

		Current quarter (June 2013) $A	Previous quarter (March 2013) $A

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:

4.1	Cash on hand and at bank	1,721,293	1,131,336

4.2	Term deposits	—	2,011,219

4.3	Bank overdraft	—	—

4.4	Commercial Bills of Exchange	—	—

	Total cash at end of quarter (item 1.23)	1,721,293	3,142,555

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	Not applicable	Not applicable

5.2	Place of incorporation or registration

5.3	Consideration for acquisition or disposal

5.4	Total net assets

5.5	Nature of business

Compliance statement

1                     This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2                     This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 30 July 2013
Chief Executive Officer

Print name:	Alison J. Mew

+ See chapter 19 for defined terms.

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Notes

1.                            The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.                            The definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report except for any additional disclosure requested by AASB 107 that are not already itemised in this report.

3.                            Accounting Standards.  ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.